TXSE TEXAS STOCK EXCHANGE

October 27, 2025

VIA ELECTRONIC DELIVERY

U.S. Securities and Exchange Commission
Division of Trading and Markets
Office of Market Supervision

Re: Texas Stock Exchange LLC—Form 1 Amendment

Dear Ms. Countryman:

On behalf of Texas Stock Exchange LLC ("TXSE"), and in connection with the TXSE Form 1 that is on file with the U.S. Securities and Exchange Commission, enclosed please find the Execution page to Form 1 as well as the following exhibits:

- Exhibit C
- Exhibit C-14: Certificate of Formation of Oculon Intelligence LLC dated October 17, 2025
- Exhibit C-15: Limited Liability Company Agreement of Oculon Intelligence LLC dated October 17, 2025

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace and supplement, as applicable, Exhibit C to TXSE's Form 1 currently on file with the Commission. Should you have any questions please contact me at jeff.brown@txse.com.

Regards,

Jeff Brown
Chief Legal Officer and General Counsel
Texas Stock Exchange LLC

cc: Kathleen Gross, Senior Special Counsel, Division of Trading and Markets, SEC

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 10/27/25	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: Texas Stock Exchange LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box):
4550 Travis Street, Suite 650, Dallas, TX 75205

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:

25004888

214-814-1196
(Telephone) (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:
James H. Lee (Name) Chief Executive Officer (Title) 214-838-1980 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Jeff Brown
4550 Travis Street, Suite 650
Dallas, TX 75205

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 06/07/24 (b) State/Country of formation: Delaware/United States of America

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 10/27/25 (MM/DD/YY) Texas Stock Exchange LLC (Name of applicant)

By: [signature] (Signature) James H. Lee, Chief Executive Officer (Printed Name and Title)

Subscribed and sworn before me this 27 day of October (Month), 2025 (Year) by Shannon Brazell (Notary Public)

My Commission expires April 21, 2026 County of Dallas State of Texas

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

SHANNON LAYNE BRAZELL
Notary ID #129791787
My Commission Expires
April 21, 2026
NOTARY PUBLIC STATE OF TEXAS

TEXAS STOCK EXCHANGE

Exhibit C

October 27, 2025

EXHIBIT C

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**
2. **Form of organization (e.g., association, corporation, partnership, etc.).**
3. **Name of state and statute citation under which organized. Date of incorporation in present form.**
4. **Brief description of nature and extent of affiliation.**
5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**
6. **A copy of the constitution.**
7. **A copy of the articles of incorporation or association including all amendments.**
8. **A copy of existing by-laws or corresponding rules or instruments.**
9. **The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.**
10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

TXSE Group Inc.

1. *Name:* TXSE Group Inc.
   Address: 4550 Travis Street, Suite 650, Dallas, TX 75205
2. *Form of organization:* Corporation
3. *Name of state, statute citation under which organized, and date of incorporation in present form:* Delaware General Corporation Law (§ 102), on October 31, 2023, amended and restated on May 7, 2024, further amended and restated on May 24, 2024 and further amended and restated on October 23, 2024.
4. *Brief description of nature and extent of affiliation:* TXSE Group Inc. is the parent company of Texas Stock Exchange LLC and owns 100% of its membership interests.

5. *Brief description of business or functions:* TXSE Group Inc. is a holding company which directly holds 100% of the equity of Texas Stock Exchange LLC, 100% of the equity of TXSE Technologies LLC, 100% of the equity of Texas Market Center LLC, 100% of the equity of TXSE Execution Services LLC, 100% of the equity of Texas Business Museum LLC and 100% of the equity of Texas Securities Exchange LLC. TXSE Group Inc. will be the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution:* Not applicable

7. *A copy of the articles of incorporation or association including all amendments:* Attached as Exhibit C-1 is the Certificate of Incorporation of TXSE Group Inc. dated October 31, 2023, the Amended and Restated Certificate of Incorporation of TXSE Group Inc. dated May 7, 2024, the Second Amended and Restated Certificate of Incorporation of TXSE Group Inc. dated May 24, 2024 and the Third Amended and Restated Certificate of Incorporation of TXSE Group Inc. dated October 23, 2024. Attached as Exhibit C-1.a. is the proposed Fourth Amended and Restated Certificate of Incorporation of TXSE Group Inc., which will be adopted before the launch of the Exchange.

8. *A copy of existing by-laws or corresponding rules or instruments:* Attached as Exhibit C-2 are the Amended and Restated Bylaws of TXSE Group Inc. adopted on May 7, 2024. Attached as Exhibit C-2.a. are the proposed Second Amended and Restated Bylaws of TXSE Group Inc., which will be adopted before the launch of the Exchange. Attached as Exhibit C-3 is the Fourth Amended and Restated Stockholders' Agreement dated October 23, 2024. Attached as Exhibit C-3.a. is the proposed Fifth Amended and Restated Stockholders' Agreement, which will be adopted before the launch of the Exchange.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

The following persons are the officers, members of the Board of Directors and observers of the Board of Directors of TXSE Group Inc.:

Name	Corporate Title	Functional Title
James Lee	Officer / Board Member	Chief Executive Officer and Chairman
Jeffrey Brown	Officer	Chief Legal Officer, General Counsel and Corporate Secretary
Cameron Smith	Officer	Global Head of Trading
Rick Yoder	Officer	Chief Technology Officer
Mathew Verghese	Officer	Executive Vice President
Alex Bussandri	Board Member	N/A
Paul Foster	Board Member	N/A
Tom Long	Board Member	N/A

Name	Corporate Title	Functional Title
Rick Perry	Board Member	N/A
Rick Roberts	Board Member	N/A
Tyson Tuttle	Board Member	N/A
Mark McCombe	Board Observer	N/A
Adele Taylor	Board Observer	N/A

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable

TXSE Technologies LLC

1. *Name:* TXSE Technologies LLC
Address: 4550 Travis Street, Suite 650, Dallas, TX 75205

2. *Form of organization:* Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form:* Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 7, 2024

4. *Brief description of nature and extent of affiliation:* TXSE Technologies LLC is a wholly-owned subsidiary of TXSE Group Inc.

5. *Brief description of business or functions:* TXSE Technologies LLC is the entity that holds intellectual property (such intellectual property originally may be developed or licensed by TXSE Technologies LLC or developed by Texas Stock Exchange LLC or TXSE Group Inc. and assigned to TXSE Technologies LLC). Such intellectual property relates to and will be used in the business and operations of TXSE Group Inc. and Texas Stock Exchange LLC. TXSE Technologies LLC will license such intellectual property to Texas Stock Exchange LLC and TXSE Group Inc.

6. *A copy of the constitution:* Not applicable

7. *A copy of the articles of incorporation or association including all amendments:* Attached as Exhibit C-4 is the Certificate of Formation of TXSE Technologies LLC dated June 7, 2024.

8. *A copy of existing by-laws or corresponding rules or instruments:* Attached as Exhibit C-5 is the Limited Liability Company Agreement of TXSE Technologies LLC dated June 8, 2024. Attached as Exhibit C-5.a. is the proposed First Amended and Restated Limited Liability Company Agreement of TXSE Technologies LLC, which will be adopted before the launch of the Exchange.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:* The managing member of TXSE Technologies LLC is TXSE Group Inc.

The following persons are the officers of TXSE Technologies LLC:

Name	Corporate Title	Functional Title
Rick Yoder	Officer	Chief Technology Officer

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable

Texas Market Center LLC

1. *Name:* Texas Market Center LLC
Address: 4550 Travis Street, Suite 650, Dallas, TX 75205

2. *Form of organization:* Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form:* Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 7, 2024

4. *Brief description of nature and extent of affiliation:* Texas Market Center LLC is a wholly-owned subsidiary of TXSE Group Inc.

5. *Brief description of business or functions:* Texas Market Center LLC will showcase Texas Stock Exchange LLC's listings' quotation and trade-visibility services; offer issuer and sponsor co-branding support; house a conference center for regional, national and global gatherings; and establish an iconic bell-ringing venue and broadcast center.

6. *A copy of the constitution:* Not applicable

7. *A copy of the articles of incorporation or association including all amendments:* Attached as Exhibit C-6 is the Certificate of Formation of Texas Market Center LLC dated June 7, 2024.

8. *A copy of existing by-laws or corresponding rules or instruments:* Attached as Exhibit C-7 is the Limited Liability Company Agreement of Texas Market Center LLC dated June 8, 2024.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:* None. Texas Market Center LLC's sole member and managing member is TXSE Group Inc.

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable

<u>TXSE Execution Services LLC</u>

1. *Name:* TXSE Execution Services LLC
   Address: 4550 Travis Street, Suite 650, Dallas, TX 75205

2. *Form of organization:* Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form:* Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 7, 2024

4. *Brief description of nature and extent of affiliation:* TXSE Execution Services LLC is a wholly-owned subsidiary of TXSE Group Inc.

5. *Brief description of business or functions:* TXSE Execution Services LLC is not currently an operational entity.

6. *A copy of the constitution:* Not applicable

7. *A copy of the articles of incorporation or association including all amendments:* Attached as <u>Exhibit C-8</u> is the Certificate of Formation of TXSE Execution Services LLC dated June 7, 2024.

8. *A copy of existing by-laws or corresponding rules or instruments:* Attached as <u>Exhibit C-9</u> is the Limited Liability Company Agreement of TXSE Execution Services LLC dated June 8, 2024. Attached as <u>Exhibit C-9.a.</u> is the proposed First Amended and Restated Limited Liability Company Agreement of TXSE Execution Services LLC, which will be adopted before the launch of the Exchange.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:* The managing member of TXSE Execution Services LLC is TXSE Group Inc.

The following persons are the officers of TXSE Execution Services LLC:

Name	Corporate Title	Functional Title
Shane Swanson	Officer	President and Chief Compliance Officer

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable

<u>Texas Business Museum LLC</u>

1. *Name*: Texas Business Museum LLC
   Address: 4550 Travis Street, Suite 650, Dallas, TX 75205

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on October 15, 2024

4. *Brief description of nature and extent of affiliation*: Texas Business Museum LLC is a wholly-owned subsidiary of TXSE Group Inc.

5. *Brief description of business or functions*: Texas Business Museum LLC will present and preserve records related to the development of business and markets in Texas.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-10 is the Certificate of Formation of Texas Business Museum LLC dated October 15, 2024.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as Exhibit C-11 is the Limited Liability Company Agreement of Texas Business Museum LLC dated October 15, 2024.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*: None. Texas Business Museum LLC's sole member and managing member is TXSE Group Inc.

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

Texas Securities Exchange LLC

1. *Name*: Texas Securities Exchange LLC
   Address: 4550 Travis Street, Suite 650, Dallas, TX 75205

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 14, 2024

4. *Brief description of nature and extent of affiliation*: Texas Securities Exchange LLC is a wholly-owned subsidiary of TXSE Group Inc.

5. *Brief description of business or functions*: Texas Securities Exchange LLC was created to preserve intellectual property related to the Texas Stock Exchange brand. Texas Securities Exchange LLC is not currently an operational entity.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-12 is the Certificate of Formation of Texas Securities Exchange LLC dated June 14, 2024.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as Exhibit C-13 is the Limited Liability Company Agreement of Texas Securities Exchange LLC dated June 17, 2024.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*: None. Texas Securities Exchange LLC's sole member and managing member is TXSE Group Inc.

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

Oculon Intelligence LLC

1. *Name:* Oculon Intelligence LLC
   Address: 4550 Travis Street, Suite 580, Dallas, TX 75205

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Texas Limited Liability Company Law (Tex. Bus. Orgs. Code Ann. § 101, et seq.), on October 17, 2025

4. *Brief description of nature and extent of affiliation*: Oculon Intelligence LLC is a wholly-owned subsidiary of TXSE Group Inc.

5. *Brief description of business or functions*: Oculon Intelligence LLC will develop a data analytics and regulatory reporting business.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-14 is the Certificate of Formation of Oculon Intelligence LLC dated October 17, 2025.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as Exhibit C-15 is the Limited Liability Company Agreement of Oculon Intelligence LLC dated October 17, 2025.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*: Oculon Intelligence LLC's sole member is TXSE Group Inc.

The following persons are the officers of Oculon Intelligence LLC:

Name	Corporate Title	Functional Title
James Lee	Officer	Chief Executive Officer
Ovi Montemayor	Officer	Manager, President

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

The Exchange and its affiliates utilize third-party vendor software/services for certain other components of the Exchange, including:

FINRA

Texas Stock Exchange LLC ("TXSE") has entered into a regulatory services agreement with FINRA covering Equity Cross-Market Surveillance, Examinations (Sales Practice and TFCE of TXSE members), Disciplinary Process for FINRA-generated matters and formal disciplinary actions above an MRV on TXSE's behalf for TXSE-generated referrals (including Enforcement proceedings), Registration and Disputes.

TXSE has also entered into an allocation plan with FINRA pursuant to Rule 17d-2 under the Securities Exchange Act of 1934, as amended ("Exchange Act"), to allocate certain TXSE regulatory responsibilities to FINRA, subject to Commission approval. In addition, TXSE intends to become a party to the multi-party allocation plan pursuant to Rule 17d-2 under the Exchange Act for the surveillance, investigation and enforcement of common insider trading rules, subject to Commission approval.

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Jane Nelson
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

Oculon Intelligence LLC
File Number: 806264969

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Formation for the above named Domestic Limited Liability Company (LLC) has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

The issuance of this certificate does not authorize the use of a name in this state in violation of the rights of another under the federal Trademark Act of 1946, the Texas trademark law, the Assumed Business or Professional Name Act, or the common law.

Dated: 10/17/2025

Effective: 10/17/2025

Jane Nelson
Secretary of State

CERTIFICATE OF FORMATION

OF

OCULON INTELLIGENCE LLC

This Certificate of Formation of Oculon Intelligence LLC (the "*LLC*") is being duly executed and filed by Ovi Montemayor as the organizer to form a limited liability company under the Texas Business Organizations Code.

ARTICLE I

The name of the LLC formed hereby is "Oculon Intelligence LLC."

ARTICLE II

The address of the initial registered office and the name and address of the initial registered agent for service of process on the LLC in the State of Texas are:

Capitol Corporate Services, Inc.
1501 S. MoPac Expy.
Suite 220
Austin, TX 78746

ARTICLE III

The LLC will be managed by its managers. The name and address of the initial manager are:

Ovi Montemayor
4550 Travis Street
Suite 580
Dallas, Texas 75205

ARTICLE IV

The purpose for which the LLC is formed is for the transaction of any and all lawful purposes for which a limited liability company may be organized under the Texas Business Organizations Code.

ARTICLE V

The initial mailing address of the LLC is 4550 Travis Street, Suite 580, Dallas, Texas 75205.

ARTICLE VI

The name and address of the organizer is Ovi Montemayor, 4550 Travis Street, Suite 580, Dallas, Texas 75205.

ARTICLE VII

The effective time and date of this Certificate shall be when filed by the Secretary of State of Texas.

The undersigned affirms that the person designated as registered agent has consented to the appointment. The undersigned also affirms that, to the best knowledge of the undersigned, the name provided as the name of the filing entity does not falsely imply an affiliation with a governmental entity. The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized to execute the filing instrument.

October 17, 2025.

Signed by:

51D99D41E26C4AF...

Ovi Montemayor, Organizer

LIMITED LIABILITY COMPANY AGREEMENT

OF

OCULON INTELLIGENCE LLC

(A Texas Limited Liability Company)

THE MEMBERSHIP INTEREST REFERENCED HEREIN HAS BEEN ACQUIRED FOR INVESTMENT AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. WITHOUT REGISTRATION, THIS SECURITY MAY NOT BE SOLD, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED AT ANY TIME WHATSOEVER, EXCEPT ON DELIVERY TO THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE MANAGERS OF THE COMPANY THAT REGISTRATION IS NOT REQUIRED FOR THE TRANSFER, OR THE SUBMISSION TO THE MANAGERS OF THE COMPANY OF OTHER EVIDENCE SATISFACTORY TO THE MANAGERS TO THE EFFECT THAT ANY TRANSFER WILL NOT BE IN VIOLATION OF THE SECURITIES ACT OF 1933, AS AMENDED, AND APPLICABLE STATE SECURITIES LAWS OR ANY RULE OR REGULATIONS PROMULGATED THEREUNDER.

LIMITED LIABILITY COMPANY AGREEMENT

OF

OCULON INTELLIGENCE LLC

(A Texas Limited Liability Company)

TABLE OF CONTENTS

Page

LIMITED LIABILITY COMPANY AGREEMENT

OF

OCULON INTELLIGENCE LLC

(A Texas Limited Liability Company)

THIS LIMITED LIABILITY COMPANY AGREEMENT, dated the 17th day of October, 2025 (the "***Effective Date***"), is hereby duly adopted as the limited liability company agreement of Oculon Intelligence LLC, a Texas limited liability company, by the Managers, and is hereby ratified, confirmed and approved as such by the sole Member.

ARTICLE 1

DEFINITIONS

1.1. **Definitions**. The following terms used in this Agreement shall have the following meanings (unless otherwise expressly provided herein):

"***Agreement***" means this Limited Liability Company Agreement of the Company, as originally adopted and as amended from time to time.

"***Business Day***" means a day other than a Saturday, Sunday, or other day that is a nationally recognized holiday.

"***Capital Contribution***" means any contribution to the capital of the Company in cash or property by the Member whenever made.

"***Certificate***" means the Certificate of Formation of the Company, as the same may be amended and/or restated from time to time.

"***Code***" means the Internal Revenue Code of 1986, as amended.

"***Company***" means Oculon Intelligence LLC, a Texas limited liability company.

"***Fiscal Year***" means the Company's fiscal year, which shall be the calendar year.

"***Majority***" means, with respect to any referenced group of Managers, a combination of any of such Managers constituting more than fifty percent (50%) of the number of Managers of such referenced group who are then elected and qualified.

"***Manager***" means each Person designated as a Manager on Exhibit A, or any other Person or Persons that succeed such Person or Persons in that capacity or are elected to act as additional Managers of the Company as provided herein.

"***Member***" means TXSE Group Inc.

"***Membership Interest***" means the entire equity interest of the Member in the Company and all rights and liabilities associated therewith including, without limitation, rights to distributions (liquidating or otherwise) and allocations.

"***Person***" means a natural person or any corporation, limited liability company, partnership, limited partnership, joint venture, trust, estate, governmental entity, or other entity.

"***TBOC***" means the Texas Limited Liability Company Law, Title 3 of the Texas Business Organizations Code, as the same may be amended from time to time.

1.2. **Other Definitional Provisions**. All terms used in this Agreement that are not defined in this Article 1 have the meanings contained elsewhere in this Agreement.

ARTICLE 2

FORMATION

2.1. **Name and Formation**. The name of the Company is "Oculon Intelligence LLC." All business of the Company must be conducted in that name or in one or more other names that comply with applicable law and that are selected by the Member from time to time. The Company was formed as a limited liability company upon the issuance of the Certificate of Formation to the Company from the Secretary of State of the State of Texas pursuant to the TBOC.

2.2. **Principal Place of Business**. The principal office and place of business of the Company are set forth on Exhibit A. The Company may locate its place of business and principal office at any other place or places as the Managers may from time to time deem necessary or advisable.

2.3. **Registered Office and Agent**. The registered office and registered agent of the Company shall be the registered office and registered agent named in the Certificate and set forth on Exhibit A. The Company may change the registered office and registered agent as the Managers may from time to time deem necessary or advisable.

2.4. **Duration**. The period of duration of the Company is perpetual from the date its Certificate was filed with the Secretary of State of Texas, unless the Company is earlier dissolved in accordance with either the provisions of this Agreement or the TBOC.

2.5. **Purposes and Powers**. The purpose for which the Company is organized is to transact any or all lawful business for which limited liability companies may be organized under the TBOC. The Company shall have any and all powers that are necessary or desirable to carry out the purposes and business of the Company, to the extent the same may be legally exercised by limited liability companies under the TBOC. The Company shall carry out the foregoing activities pursuant to the arrangements set forth in the Certificate of the Company and this Agreement.

2.6. **Foreign Qualification**. The Managers shall cause the Company to comply, to the extent legally possible, with all requirements necessary to qualify the Company as a foreign limited liability company in each jurisdiction in which the Company conducts business. To the extent required by law or as the Managers determine is otherwise advisable, the Managers shall execute, acknowledge, swear to, and deliver all certificates and other instruments conforming with this Agreement that are necessary or appropriate to qualify, continue, and terminate the Company as a foreign limited liability company in all jurisdictions in which the Company conducts business.

ARTICLE 3

RIGHTS AND DUTIES OF MANAGERS

3.1. **Management**. The powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under, its designated Manager or Managers. In addition to the powers and authorities expressly conferred by this Agreement upon the Managers, the Managers may exercise all such powers of the Company and do all such lawful acts and things as are not directed or required to be exercised or done by the Member by the TBOC or this Agreement, including, but not limited to, contracting for or incurring debts, liabilities, and other obligations on behalf of the Company.

3.2. **Number and Qualifications**. The number of Managers shall not be less than one (1) nor more than nine (9), as may be determined by the Member from time to time, but no decrease in the number of Managers shall have the effect of shortening the term of any incumbent Manager. Managers need not be residents of the State of Texas. The Managers in their discretion may elect a chairman of the Managers who shall preside at meetings of the Managers.

3.3. **Election**. At the first annual meeting of the Member and at each annual meeting thereafter, the Member shall elect one or more Managers to hold office until the next succeeding annual meeting. Unless removed in accordance with this Agreement, each Manager shall hold office for the term for which such Person is elected and until such Person's successor shall be elected and qualified.

3.4. **Vacancy**. Any vacancy occurring for any reason in the number of Managers shall be filled by the Member. A Manager elected to fill a vacancy shall be elected for the unexpired term of the predecessor in office.

3.5. **Removal**. At a meeting called expressly for such purpose, all or any lesser number of Managers may be removed at any time, with or without cause, by the Member.

3.6. **Place of Meetings**. All meetings of the Managers may be held either within or without the State of Texas.

3.7. **Annual Meetings**. The annual meeting of Managers shall be held, without further notice, immediately following the annual meeting of the Member, and at the same place, or at such other time and place as shall be fixed with the consent in writing of all the Managers.

3.8. **Regular Meetings**. Regular meetings of the Managers may be held without notice at such time and place either within or without the State of Texas as shall from time to time be determined by the Managers.

3.9. **Special Meetings**. Special meetings of the Managers may be called by any Manager on three (3) Business Days' notice to each Manager, either personally or by mail, telephone, or facsimile.

3.10. **Quorum**. At all meetings of the Managers, the presence of a Majority of the Managers shall be necessary and sufficient to constitute a quorum for the transaction of business unless a greater number is required by law. At a meeting at which a quorum is present, the act of a Majority of the Managers shall be the act of the Managers, except as otherwise provided by law or this Agreement. If a quorum shall not be present at any meeting of the Managers, the Managers present at the meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

3.11. **Attendance and Waiver of Notice**. Attendance of a Manager at any meeting shall constitute a waiver of notice of such meeting, except where a Manager attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Managers need be specified in the notice or waiver of notice of such meeting.

3.12. **Compensation**. Managers, as such, shall not receive any stated salary for their services, but shall receive such compensation for their services as may be from time to time agreed upon by the Member. In addition, a fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of the Managers, provided that nothing contained in this Agreement shall be construed to preclude any Manager from serving the Company in any other capacity and receiving compensation for such service.

3.13. **Officers**. The Managers may, from time to time, designate one or more Persons to be officers of the Company. No officer need be a Member or a Manager. Any officers so designated shall have such authority and perform such duties as the Managers may, from time to time, delegate to them. The Managers may assign titles to particular officers, including, without limitation, president, vice president, secretary, assistant secretary, treasurer, and assistant treasurer. Each officer shall hold office until such Person's successor shall be duly designated and shall qualify or until such Person's death or until such Person shall resign or shall have been removed in the manner hereinafter provided. Any number of offices may be held by the same Person. The salaries or other compensation, if any, of the officers and agents of the Company shall be fixed from time to time by the Managers. Any officer may be removed as such, either with or without cause, by the Managers whenever in the Managers' judgment the best interests of the Company will be served thereby. Any vacancy occurring in any office of the Company (other than Manager) may be filled by the Managers.

3.14. **Indemnification**. The Managers and officers shall be indemnified and held harmless by the Company, but only to the extent that the Company's assets are sufficient therefor, from and against all claims, liabilities, and expenses arising out of any management of Company affairs, but excluding those caused by the gross negligence or willful misconduct of the Manager or officer, as the case may be, subject to all limitations and requirements imposed by the TBOC. The Company may advance expenses to the Managers or officers to defend any claim for which the Managers or officers shall be indemnified and held harmless by the Company. These indemnification rights are in addition to any rights that the Managers or officers may have against third parties. THE FOREGOING INDEMNIFICATION SPECIFICALLY INCLUDES THOSE CLAIMS THAT ARISE OUT OF THE INDEMNIFIED PARTY'S SOLE, JOINT, OR CONTRIBUTORY NEGLIGENCE, BUT SPECIFICALLY EXCLUDES THOSE CLAIMS THAT ARISE OUT OF THE INDEMNIFIED PARTY'S WILLFUL MISCONDUCT, FRAUD, OR GROSS NEGLIGENCE. THE INDEMNIFIED PARTY WOULD NOT HAVE ENTERED THIS AGREEMENT IF NOT FOR THIS INDEMNIFICATION.

3.15. **Actions Without a Meeting and Telephone Meetings**. Notwithstanding any provision contained in this Article 3, all actions of the Managers provided for herein may be taken by written consent without a meeting, or any meeting thereof may be held by means of a conference telephone. Any such action that may be taken by the Managers without a meeting shall be effective only if the written consent or consents are in writing, set forth the action so taken, and are signed by the number of Managers constituting not less than the minimum amount of Managers that would be necessary to take such action at a meeting at which the Managers entitled to vote on the action were present and voted.

ARTICLE 4

RIGHTS AND DUTIES OF THE MEMBER

4.1. **Place of Meetings**. All meetings of the Member shall be held at the principal office of the Company or at such other place within or without the State of Texas as may be determined by the Member and set forth in the respective notice or waivers of notice of such meeting.

4.2. **Annual and Special Meetings**. The annual and special meetings of the Member for the election of Managers and the transaction of such other business as may properly come before the meeting shall be held at such time and date as shall be designated by the Member from time to time.

4.3. **Actions Without a Meeting**. Notwithstanding any provision contained in this Article 4, all actions of the Member provided for herein may be taken by written consent without a meeting. Any such action that may be taken by the Member without a meeting shall be effective only if the consent is in writing, sets forth the action so taken, and is signed by the Member.

4.4. **Number**. There shall be only one (1) Member of the Company, that being TXSE Group Inc., its successor or assignee.

ARTICLE 5

CAPITALIZATION

5.1. **Capital Contributions**.

(a) The Member has contributed cash or property to the Company in the amount set forth as the Capital Contribution of such Member on the books and records of the Company. Such cash or property shall be the Capital Contribution of the Member and, in connection with such contribution, the Member shall receive its Membership Interest.

(b) If at any time the Member determines that the Company has insufficient funds to carry out the purposes of the Company, the Member may make additional Capital Contributions.

(c) The Member shall not be paid interest on any Capital Contribution.

5.2. **Withdrawal or Reduction of Capital Contributions**.

(a) The Member shall not receive out of the Company's property any part of its Capital Contribution until all liabilities of the Company have been paid or there remains property of the Company sufficient to pay such liabilities.

(b) Except as may be otherwise specifically provided in this Agreement, the Member shall have the right to withdraw all or any part of its Capital Contribution.

5.3. **Liability of the Member**. The Member shall not be liable for the debts, liabilities, or obligations of the Company beyond its Capital Contributions. The Member shall not be required to contribute to the capital of, or to loan any funds to, the Company.

ARTICLE 6

DISTRIBUTIONS

6.1. **Distributions**. Subject to Section 6.2, the Company shall make all distributions at such times as determined by the Member.

6.2. **Limitation Upon Distribution**. No distribution shall be declared and paid unless, if after the distribution is made, the value of assets of the Company would exceed the liabilities of the Company, except liabilities to the Member on account of its Capital Contributions.

ARTICLE 7

BOOKS AND ACCOUNTS

7.1. **Records and Reports**. At the expense of the Company, the Managers shall maintain records and accounts of all operations and expenditures of the Company.

7.2. **Returns and Other Elections**. The Managers shall cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. Copies of such returns, or pertinent information therefrom, shall be furnished to the Member as soon as practicable after the end of each Fiscal Year. All elections permitted to be made by the Company under federal or state laws shall be made by the Managers with the consent of the Member.

ARTICLE 8

DISSOLUTION AND TERMINATION

8.1. **Dissolution**.

(a) The Company shall be dissolved upon the first of the following to occur:

(i) Upon the election to dissolve the Company by the Member;

(ii) Upon the death, retirement, resignation, expulsion, bankruptcy, legal incapacity, or dissolution of the Member, or the occurrence of any other event that terminates the continued membership of the Member; or

(iii) The entry of a decree of judicial dissolution under the TBOC.

(b) Upon dissolution of the Company, the business and affairs of the Company shall terminate, and the assets of the Company shall be liquidated under this Article 8.

(c) Dissolution of the Company shall be effective as of the day on which the event occurs giving rise to the dissolution, but the Company shall not terminate until there has been a winding up of the Company's business and affairs, and the assets of the Company have been distributed as provided in Section 8.2.

(d) Upon dissolution of the Company, the Managers may cause any part or all of the assets of the Company to be sold in such manner as the Managers shall determine in an effort to obtain the best prices for such assets; *provided, however,* the Managers may distribute assets of the Company in kind to the Member to the extent practicable.

8.2. **Distribution of Assets Upon Dissolution**. In settling accounts after dissolution, the assets of the Company shall be paid in the following order:

(a) First, to creditors, in the order of priority as provided by applicable law, except those to the Member on account of its Capital Contributions; and

(b) Second, any remainder shall be distributed to the Member.

8.3. **Certificate of Cancellation**. When all liabilities and obligations of the Company have been paid or discharged, or adequate provision has been made therefor, and all of the remaining property and assets of the Company have been distributed to the Member according to its respective rights and interests, the Certificate of Cancellation shall be executed on behalf of the Company by the Managers or the Member and shall be filed with the Secretary of State of the State of Texas, and the Managers and the Member shall execute, acknowledge, and file any and all other instruments necessary or appropriate to reflect the dissolution and termination of the Company.

ARTICLE 9

TRANSFERS OF MEMBERSHIP INTERESTS

The Member may sell, assign, or otherwise transfer all or any portion of its Membership Interest at any time to any Person as long as such transfer would not result in a violation of applicable law, including U.S. federal or state securities law.

ARTICLE 10

MISCELLANEOUS PROVISIONS

10.1. **Notices**.

(a) Any notice, notification, demand, or request provided or permitted to be given under this Agreement must be in writing and shall have been deemed to have been properly given, unless explicitly stated otherwise, if sent by (i) FedEx or other comparable overnight courier, (ii) registered or certified mail, postage prepaid, return receipt requested, (iii) facsimile transmission during normal business hours to the place of business of the recipient, or (iv) electronic transmission during normal business hours to the electronic address of the recipient.

(b) For purposes of all notices, the addresses and facsimile numbers of the Managers and the Member are set forth on <u>Exhibit A</u>.

(c) All notices, notifications, demands, or requests so given shall be deemed given and received (i) if sent via FedEx or other comparable overnight courier, the next Business Day after being deposited with such carrier; (ii) if mailed, five (5) Business Days after being deposited in the mail; (iii) if sent via facsimile transmission, the next Business Day after being so transmitted.

10.2. **Application of Texas Law**. This Agreement and the application or interpretation hereof, shall be governed exclusively by the laws of the State of Texas, and specifically the TBOC.

10.3. **Headings and Sections**. The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof. Unless the context requires otherwise, all references in this Agreement to Sections or Articles shall be deemed to mean and refer to Sections or Articles of this Agreement.

10.4. **Amendments**.

(a) This Agreement may be amended, supplemented, or restated only upon the written consent of the Member.

(b) Upon obtaining the approval of any amendment to the Certificate, the Managers shall cause a Certificate of Amendment in accordance with the TBOC to be prepared, and such Certificate of Amendment shall be executed by at least one (1) Manager and shall be filed in accordance with the TBOC.

10.5. **Number and Gender**. Where the context so indicates, the masculine shall include the feminine, the neuter shall include the masculine and feminine, and the singular shall include the plural.

10.6. **Binding Effect**. Except as herein otherwise provided to the contrary, this Agreement shall be binding upon and inure to the benefit of the Member, its distributees, heirs, legal representatives, executors, administrators, successors, and assigns.

10.7. **Counterparts**. This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original and shall be binding upon the Member and Managers who executed the same, but all of such counterparts shall constitute the same Agreement.

Remainder of Page Intentionally Left Blank.
Signature Pages to Follow.

IN WITNESS WHEREOF, the undersigned, being the Manager, has caused this Agreement to be duly adopted by the Company as of the Effective Date.

Signed by:

51D99D41E26C4AF...

OVI MONTEMAYOR

The undersigned, being the sole Member, does hereby ratify, confirm, and approve the adoption of this Agreement as the limited liability company agreement of the Company, and does hereby assume and agree to be bound by and to perform all of the terms and provisions set forth in this Agreement as of the Effective Date.

TXSE GROUP INC.,
a Delaware corporation

By: Signed by: James H. Lee
807BDE3212B3487...
Name: James H. Lee
Title: Chief Executive Officer

LIMITED LIABILITY COMPANY AGREEMENT

OF

OCULON INTELLIGENCE LLC

(A Texas Limited Liability Company)

EXHIBIT A

1.	Name of Company:		Oculon Intelligence LLC
2.	Address of Company:		4550 Travis Street Suite 580 Dallas, Texas 75205
3.	Telephone Number of Company:		(214) 420-3370
5.	Electronic Address of Company:		info@oculonintelligence.com
6.	Registered Agent and Registered Office:		Capitol Corporate Services, Inc. 1501 S. MoPac Expy. Suite 220 Austin, TX 78746
7.	Managers:		
	a.	Name of Manager:	Ovi Montemayor
		Address:	4550 Travis Street Suite 580 Dallas, Texas 75205
		Telephone Number:	(214) 420-3370
		Electronic Address:	ovi.montemayor@oculonintelligence.com

8.	Name of Member:	TXSE Group Inc.
	Address:	4550 Travis Street Suite 650 Dallas, Texas 75205
	Telephone Number:	(214) 814-1196
	Electronic Address:	james.lee@txsegroup.com
	Capital Contribution:	$10.00
	Date Became Member:	October 17, 2025